Exhibit 99.3

Constellium Launches Cash Tender Offer For Any and All of its Outstanding 6.625% Senior Notes due 2025

Paris, February 9, 2021 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today announced that it has commenced a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding 6.625% Senior Notes due 2025 (the “Notes”). The pricing terms for the Tender Offer are set forth below.

ISIN, CUSIP / Common Code	Outstanding Principal Amount	Title of Security	Consideration*
US210383AF21, 210383AF2 144A / USN22038AD03, N22038AD0 Reg S	$650,000,000	6.625% Senior Notes due 2025	$1,018.25

*

Per $1,000 principal amount of the Notes. Tendering Holders will also receive accrued and unpaid interest to, but not including, the Settlement Date (as defined below) for the Notes purchased pursuant to the Tender Offer.

The Tender Offer is currently scheduled to expire at 5:00 p.m., New York City time, on February 19, 2021, unless extended or earlier terminated by Constellium (the “Expiration Time”).

Tenders of Notes pursuant to the Tender Offer may be validly withdrawn at or prior to the earlier of (i) the Expiration Time, or (ii) if the Tender Offer is extended, 5:00 p.m., New York City time, on the 10th business day after the commencement of such Tender Offer (the “Withdrawal Time”), but not thereafter; provided, that Notes tendered pursuant to the Tender Offer may also be validly withdrawn in the event the Tender Offer has not been consummated within 60 business days after commencement.

Payment for any Notes that are validly tendered and not validly withdrawn and accepted for purchase (including Notes delivered under the guaranteed delivery procedures) will be made promptly following the Expiration Date (such date, the “Settlement Date”). We expect the Settlement Date to occur on February 24, 2021, the third business day following the Expiration Time.

The consummation of the Tender Offer is conditioned on, among other things, (i) Constellium having completed an offering of unsecured notes for aggregate net proceeds sufficient, when taken together with other sources of immediately available cash, to fund the consideration for the Tender Offer and all other amounts required to be paid or deposited in connection with the Tender Offer, the Redemption (as defined below), and the Satisfaction and Discharge (as defined below) (the “Financing Transaction”), and (ii) the satisfaction of certain other customary conditions. The Company reserves the right to waive any and all conditions of the Tender Offer, in whole or in part, subject to applicable law. The Company expects to use the net proceeds from the Financing Transaction, together with cash on hand, to repurchase pursuant to the Tender Offer, and/or redeem, satisfy and discharge in accordance with the governing indenture, all of the Notes, and to pay related fees and expenses.

Concurrently with the commencement of the Tender Offer, the Company called for redemption, subject to certain conditions, all of the outstanding Notes (the “Redemption”). The redemption price for the Notes is 101.656% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date. Concurrently with the consummation of the Financing Transaction, which is expected to occur on or prior to the Settlement Date, the Company intends to satisfy and discharge the indenture governing the Notes by depositing with the trustee cash sufficient to pay the redemption price of all Notes not purchased on the Settlement Date pursuant to the Tender Offer (the “Satisfaction and Discharge”). The Company expects the redemption date to occur on March 11, 2021. The Redemption is conditioned on the consummation of the Financing Transaction. In the Company’s discretion, the redemption date may be delayed until such time as this condition shall have been satisfied. Neither this Statement nor the accompanying Notice of Guaranteed Delivery constitutes a notice of redemption or an obligation to issue a notice of redemption.

The Company has retained Deutsche Bank Securities Inc. to act as dealer manager in connection with the Tender Offer. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offer. Questions and requests for additional documents may be directed to D.F. King at (866) 829-0135 (toll free) or (212) 232-3233 or by email: cstm@dfking.com.

The Tender Offer is being made only pursuant to an Offer to Purchase and a Notice of Guaranteed Delivery, each dated today, which contain detailed information concerning the terms of the Tender Offer. Holders are urged to read these documents carefully before making any decision with respect to the Offer. Holders of Notes must make their own decisions as to whether to tender any or all of their Notes. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are available at the following web address: www.dfking.com/cstm.

Neither the Offer to Purchase, the Notice of Guaranteed Delivery, nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, the Notice of Guaranteed Delivery, or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This press release shall not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

None of Constellium and its subsidiaries, the dealer manager or the information agent and tender agent is making any recommendation as to whether or not holders should tender their Notes in connection with the Tender Offer.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offer, the Redemption, the Satisfaction and Discharge, the Financing Transaction, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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